April 22, 2005

Ms. Elaine Wolff
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0409
Washington, DC 20549

Re:	Registration Statement on Form S-1Filed March 16, 2005Registration No. 333-123378

Dear Ms. Wolff:

     This letter has been prepared in response to your request for Global Med Technologies, Inc. to respond to the staff’s comments in the letter dated April 15, 2005 with respect to Form S-1 filed March 16, 2005 by Global Med Technologies, Inc.

General

COMMENT 1

Please file your supplemental response, dated January 7, 2005, on EDGAR that replied to our comment letter with respect to the S-1 that was filed on December 6, 2004 and withdrawn on March 15, 2005 (File No. 333-121030).

RESPONSE:	The Company is filing its supplemental response to the Commission's prior comment letter as correspondence to this Amendment No. 1 to Form S-1 (File No. 333-123378).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

COMMENT 2

Please disclose how you intend to account for the additional commitment shares that will be issued to Fusion Capital each time a purchase of securities under the Common Stock Purchase Agreement is made. Please consider disclosing the accounting treatment under the “Critical Accounting Policies” section of MD&A.

RESPONSE:

We have disclosed how the Company intends to account for the additional commitment shares to Fusion Capital in a section entitled “Accounting for Additional Commitment Shares” in the Critical Accounting Policies and Estimates section.

The Fusion Capital Transaction

COMMENT 3

Please revise here and in the risk factors section to include a detailed discussion of the price and volume volatility that will result from the daily sales to Fusion Capital and potential daily sales by Fusion Capital. In that connection, please revise to include a discussion of the fact that each daily sale to Fusion Capital could make a subsequent day’s sale more dilutive by decreasing the prices of the subsequent day’s sales.

RESPONSE:

We have revised the disclosure in the description of the Fusion Capital transaction and in the Risk Factor section under “We May Require Additional Financing To Sustain Our Operations And Without It We May Not Be Able To Continue Operations” and “The Sale of Our Common Stock to Fusion Capital May Cause Dilution And The Sale Of The Shares Of Common Stock Acquired By Fusion Capital Could Cause The Price Of Our Common Stock To Decline.”

Elaine Wolf
April 22, 2005

COMMENT 4

We note the risk factor discussion regarding the fact that you may require additional financing if the number of shares to be issued to Fusion Capital exceeds 10 million. Please revise here, in the risk factors section and in MD&A to include an enhanced discussion of the risk and consequences of the likelihood that you will not receive $8 million from share issuances to Fusion Capital because of the dilutive effect of sales and because of the 9.9% limitation on Fusion Capital’s ownership of shares.

RESPONSE:

We have revised the disclosure in the description of the Fusion Capital transaction, as well as in the MD&A section and Risk Factor section under “We May Require Additional Financing To Sustain Our Operations And Without It We May Not Be Able To Continue Operations.”

COMMENT 5

In this connection we note your disclosure in MD&A that you plan to use the first $4 million in proceeds from Fusion Capital to redeem your $3.5 million in Series AA Convertible Redeemable Preferred Stock and payoff the outstanding $529,000 in related party debt. Please revise the MD&A to clarify to whom such debt was outstanding and supplementally advise as to the identity of the preferred stockholder, including whether they are affiliated individuals or entities.

RESPONSE:	We have revised the disclosure as requested and we have specifically disclosed the identity of the preferred stockholder in the MD&A section.

COMMENT 6

We note your statement that in MD&A that “assuming the Company’s stock price remains at $2.26 per share, the Company believes it would be able to redeem its outstanding Series AA Preferred Stock and pay off the outstanding debt within approximately 4 months of the common shares being registered and sold under the terms of the Purchase Agreement.” Please revise this statement and the risk factors section to clarify that sales under the Fusion Capital Purchase Agreement will have the effect of decreasing the price of the stock and may result in the issuance of additional shares so that Fusion Capital reaches its 9.9 percent ownership limit prior to the four-month timeframe included here.

RESPONSE:	We have revised the MD&A section and the Risk Factor section under “We May Require Additional Financing To Sustain Our Operations And Without It We May Not Be Able To Continue Operations.”

COMMENT 7

We note your statement that “in connection with each purchase” you will issue up to 486,815 shares of common stock to Fusion Capital as an additional commitment fee. Please revise to clarify whether 486,815 shares represents the upper limit over the course of the agreement.

RESPONSE:

We have revised the disclosure to reflect that the additional 486,815 shares of common stock for the additional commitment fee are the upper limit over the course of the Common Stock Purchase Agreement.

Elaine Wolf
April 22, 2005

COMMENT 8

We note your statement that the additional shares will be issued “pro rata based on the proportion that a dollar amount purchased by Fusion bears to the $8.0 million aggregate amount under the purchase agreement with Fusion Capital.” Please revise to clarify the operation of this formula and consider using an example for clarification.

RESPONSE:	We have revised the disclosure as requested and provided an example for clarification.

COMMENT 9

Please enhance your disclosure regarding the additional commitment fee shares to discuss the fact that the economic effect of these issuances is lower the average purchase price that Fusion Capital is obligated to pay for your shares. In addition, please disclose the dilutive effect on stockholders that these issuances will have.

RESPONSE:	We have revised the disclosure as requested.

COMMENT 10

We note your statement that you estimate that you will issue no more than 10 million shares to Fusion Capital. In light of the fact that you are under no obligation to limit such issuances to 10 million shares, please revise your disclosure to reflect the possibility that you will register additional shares.

RESPONSE:	We have added the disclosure as requested.

COMMENT 11

We note your statement that Fusion Capital has agreed that neither it nor any of its affiliates will engage in any direct or indirect short selling or hedging of your stock during any time prior to the termination of the Stock Purchase Agreement. Please confirm that it will not sell shares prior to their purchase as opposed to prior to the contractual obligation to purchase such shares.

RESPONSE:	We hereby confirm that Fusion Capital has informed the Company that it will not sell shares prior to their purchase as opposed to prior to the contractual obligation to purchase such shares.

Very truly yours,

/s/ Ronald S. Haligman, Esq.